

Mail Stop 3561

May 23, 2017

Akhil Johri
Chief Financial Officer
United Technologies Corporation
10 Farm Springs Road
Farmington, Connecticut 06032

>   **Re: United Technologies Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 9, 2017**
>   **File No. 001-00812**

Dear Mr. Johri:

We have reviewed your May 10, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2017 letter.

Liquidity and financial condition

Off-balance sheet arrangements and contractual obligations, page 24

1.   We note your response to our prior comment one regarding purchase obligations. It appears you exclude commitments to purchase goods or services related to capital expenditures when such annual spending for an individual project is less than $1 million. However, a materiality threshold is inconsistent with the objective of this disclosure requirement. Refer to II.B.4 of FR 67 (Release No. 33-8182).

You state you view termination liability provisions in purchase orders or contracts to represent the minimum amount of future payments that you are contractually obligated to make and that that amount is disclosed as the purchase obligation. However, II.B.4 of FR 67 states that the definition of purchase obligations is designed to capture the registrant's <u>expenditures for purchases of goods or services</u> over a five-year period. In this regard, your inclusion of termination liabilities rather than purchase obligations is not consistent with the intent of this disclosure as it does not reflect expected expenditures under enforceable and legally binding agreements.

Further, III.D of FR 67 states that termination provisions should be provided as <u>additional</u> footnote disclosure to the table of contractual obligations to the extent necessary for an understanding of the timing and amount of the registrant's payments under its purchase obligations.

Please tell us the amount of termination liabilities that were included in the table of contractual obligations as of December 31, 2016. Additionally, please tell us and revise to disclose the amount of contractual obligations (purchase obligations or otherwise) not included in the table because of the existence of termination liability provisions or due to the aforementioned $1 million threshold.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure